FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani General Manager of Finance Division

Date: April 28, 2006

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Notice relating to Amendments to the Articles of Incorporation

(Translation)

To All Persons Concerned	April 27, 2006

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Akihiko Toyotani General Manager of Finance Division (Tel: 075-604-3500)

Notice relating to Amendments to the Articles of Incorporation

We hereby give notice that the Company, at the meeting of its Board of Directors held today, resolved that the Company shall propose to the 52nd Ordinary General Meeting of Shareholders of the Company, to be held on June 23, 2006, to amend the Articles of Incorporation of the Company.

1. Reasons for amendments

(1)	The Articles of Incorporation of the Company shall be amended as follows as a result of the effectuation of the Corporation Act (Law No. 86, 2005) and the Law Concerning the Arrangements of Related Laws in Connection with the Effectuation of the Corporation Act (Law No. 87, 2005) as from May 1, 2006.

(i)	It is proposed to newly establish Article 4 (Organizations) as set forth in the Proposed Amendment below in order to provide for the organizations to be established within the Company in accordance with the provisions set forth in Paragraph 2 of Article 326 of the Corporation Act.

(ii)	It is proposed to newly establish Article 7 (Issuance of Share Certificates) as set forth in the Proposed Amendment below in order to issue share certificates in accordance with the provisions set forth in Article 214 of the Corporation Act.

(iii)	It is proposed to newly establish Article 10 (Rights Relating to Shares not Constituting a Full Share Unit) as set forth in the Proposed Amendment below in order to provide for the rights of holders of shares not constituting a full share unit in accordance with the provisions set forth in Paragraph 2 of Article 189 of the Corporation Act.

(iv)	It is proposed to newly establish Article 17 (Internet Disclosure and Deemed Provision of Reference Documents for General Meeting of Shareholders, etc.) as set forth in the Proposed Amendment below in order to adopt an Internet disclosure system of reference documents for General Meetings of Shareholders, etc. in accordance with the provisions set forth in Article 94 and Paragraph 3 of Article 133 of the Execution Rules for the Corporation Act (Ministerial Ordinance of the Ministry of Justice No. 12, 2006) and Paragraph 4 of Article 161 and Paragraph 4 of Article 162 of the Rules for Corporate Calculation (Ministerial Ordinance of the Ministry of Justice No. 13, 2006).

(v)	Article 16 (Exercise of Voting Rights by Proxy) as set forth in the Present Articles below shall be moved to Article 19 (Exercise of Voting Rights by Proxy) as set forth in the Proposed Amendment below in order to clarify the methods of establishing the authority of the agents and the number of such agents in accordance with the provisions set forth in Paragraph 5 of Article 310 of the Corporation Act and Paragraph 5 of Article 63 of the Execution Rules for Corporation Act.

(vi)	It is proposed to newly establish Article 27 (Omission of Resolution in Board of Directors) as set forth in the Proposed Amendment below in order to facilitate more prompt and efficient adoption of resolutions of the Board of Directors by utilizing written and electronic methods in accordance with the provisions set forth in Article 370 of the Corporation Act.

(vii)	It is proposed to newly establish Article 36 (Exemption from Liability of Outside Corporate Auditor) as set forth in the Proposed Amendment below in order to permit the Company to enter into agreements limiting the liability of Outside Corporate Auditors and thereby enable the Company to obtain the services of superior candidates as Outside Corporate Auditors in accordance with the provisions set forth in Paragraph 1 of Article 427 of the Corporation Act.

(viii)	In addition to the above, it is proposed to change certain terms in the Articles of Incorporation to conform to the terms used in the Corporation Act, to adjust cross references to article numbers, etc.

(2)	It is proposed that the entire Articles of Incorporation shall be reviewed to make adjustments to the terms and to make other changes as necessary.

2. The proposed amendments

(The underlined portion indicates the proposed amendments.)

Present Article	Proposed Amendment

<Newly added>

Article 4. Organizations

The Company shall have the following organizations other than the General Meeting of Shareholders and Directors.

(1)    Board of Directors

(2)    Corporate Auditors

(3)    Board of Corporate Auditors

(4)    Accounting Auditors

Article 4. Public Notices

Public notices by the Company shall be made by electronic public notice, provided, however, that if, due to accident that makes the use of the electronic public notice impossible or other unavoidable reason, electronic public notices can not be made, public notices by the Company shall appear in The Nihon Keizai Shimbun.

Article 5. Public Notices

Method to give public notices by the Company shall be electronic public notice, provided, however, that if, due to accident or other unavoidable reason, the use of the electronic public notice becomes impossible, public notices by the Company shall appear in The Nihon Keizai Shimbun.

Article 5. Total Number of Shares Authorized to be Issued The total number of shares authorized to be issued by the Company shall be 600,000,000.	Article 6. Total Number of Shares Possible to be Issued The total number of shares possible to be issued by the Company shall be 600,000,000.

<Newly added>	Article 7. Issuance of Share Certificates The Company shall issue share certificates representing its shares.

Article 6. Repurchase of Treasury Stock

The Company may, under the provisions of Article 211-3, Paragraph 1(2) of the Commercial Code, acquire its own stock, pursuant to a resolution of the Board of Directors.

Article 8. Acquisition of its Own Shares by the Company

The Company may, under the provisions of Article 165, Paragraph 2 of the Corporation Act, acquire its own shares through market, etc., pursuant to a resolution of the Board of Directors.

Present Article	Proposed Amendment

Article 7. Number of Shares Constituting a Share Unit and Non-Issuance of the Certificates for Shares not Constituting a Full Share Unit

1. The number of shares constituting a single share unit of the Company shall be 100.

Article 9. Number of Shares Constituting a Share Unit and Non-Issuance of the Share Certificates for Shares not Constituting a Full Share Unit (Not amended)

2. The Company shall not issue any certificate for shares relating to the number of shares not constituting a single share unit (the “shares not constituting a full share unit”), except for the cases provided for in the Share Handling Regulations of the Company.

2. Regardless of the provision of Article 7, the Company shall not issue any share certificates representing the shares not constituting a full share unit, except for the cases provided for in the Share Handling Regulations of the Company.

<Newly added>

Article 10. Rights Relating to Shares not Constituting a Full Share Unit

Shareholders (which shall hereinafter include beneficial owners) of the Company cannot exercise their rights relating to shares not constituting a full share unit that they own except for the followings:

(1)     The right provided for in the provisions of Article 189, Paragraph 2, of the Corporation Act;

(2)     The right to make a request provided for in the provisions of Article 166, Paragraph 1 of the Corporation Act;

(3)     The right to receive allocation of offered shares and offered stock acquisition rights pursuant to the number of shares that the shareholders own; and

(4)     The right to make a request provided for in the immediately following Article.

Article 8. Purchase of Shares to Increase the Number of Shares of Shareholders holding Shares not Constituting a Full Share Unit	Article 11. Request to Sell Shares by Shareholders Holding Shares not Constituting a Full Share Unit

Shareholders (which shall hereinafter include beneficial owners) of the Company holding shares not constituting a full share unit may, in accordance with the provisions of the Share Handling Regulations of the Company, require the Company to sell such number of Shares as will, when aggregated with the relevant shares not constituting a full share unit can, constitute a full share unit.

Shareholders of the Company may, in accordance with the provisions of the Share Handling Regulations of the Company, require the Company to sell such number of shares as will, when aggregated with the shares not constituting a full share unit owned by them, constitute a full share unit.

Present Article	Proposed Amendment

Article 9. Record Date

1. The Company shall deem the shareholders holding voting rights entered or recorded in the Shareholders Register (which shall hereinafter include the Register of Beneficial Owners) as of the end of each fiscal year to be those shareholders (which shall hereinafter include beneficial owners) who are entitled to exercise their rights at the ordinary general meeting of shareholders held in respect of the relevant fiscal year.

2. In addition to the preceding paragraph, the Company may, by resolution of the Board of Directors, and having given prior public notice thereof set a record date an extraordinary basis.

<Deleted>

Article 10. Transfer Agent 1. The Company shall have a Transfer Agent for the shares.	Article 12. Manager of Shareholders Register 1. The Company shall have a Manager of the Shareholders Register.
2. The Transfer Agent and its office for share handling shall be decided by a resolution of the Board of Directors and public notice thereof shall be given.	2. The Manager of the Shareholders Register and its management office shall be determined by a resolution of the Board of Directors and public notice thereof shall be given.

3. The Shareholders Register and the Register of Lost Share Certificate of the Company shall be kept at the Transfer Agent’s share handling office, and the Company shall not handle, but shall have the Transfer Agent handle, the registration of transfer of shares, the purchase of shares not constituting a full share unit by the Company or from the Company and other businesses relating to the shares.

3. The preparation and keeping of the Shareholders Register (which shall hereinafter include the register of beneficial owners), the Register of Stock Acquisition Rights and the Register of Lost Share Certificates of the Company and other matters relating to the share handling of the Shareholders Register, the Register of Stock Acquisition Rights and the Register of Lost Share Certificate shall be entrusted with the Manager of the Shareholders Register, and the Company shall not handle them.

Present Article	Proposed Amendment

Article 11. Share Handling Regulations

Denomination of share certificates of the Company, registration of transfer of shares, purchase of shares not constituting a full share unit by the Company and from the Company and other matters relating to share handling and fees therefor shall be provided for in the Share Handling Regulations of the Company established by the Board of Directors.

Article 13. Share Handling Regulations

The matters relating to the share handling and fees relating to the shares of the Company shall be provided for in the Share Handling Regulations of the Company established by the Board of Directors in addition to the laws and regulations and these Articles of Incorporation.

Article 12. Convocation	Article 14. Convocation of General Meeting of Shareholders
1. An ordinary general meeting of shareholders of the Company shall be convened within three months after the last day of each fiscal year.

An Ordinary General Meeting of Shareholders of the Company shall be convened within three months after the last day of each business year and Extraordinary General Meeting of Shareholders shall be convened whenever necessary.

2. In addition to the preceding paragraph, an extraordinary general meeting of shareholders may be convened whenever necessary.	<Deleted>
3. A general meeting of shareholders shall be held in Kyoto City or at the Shiga Factory of the Company located at Gamo-cho, Gamo-gun, Shiga Prefecture.	<Deleted>

<Newly added>	Article 15. Record Date of Ordinary General Meeting of Shareholders The record date of the voting rights at the Ordinary General Meeting of Shareholders of the Company shall be March 31 in each year.

Article 13. Person to Convene Meetings	Article 16. Person to Convene General Meeting of Shareholders and the Chairman

1. Unless otherwise provided for by the laws and ordinances, a general meeting of shareholders shall be convened by the President in accordance with a resolution therefor of the Board of Directors.	1. A General Meeting of Shareholders shall be convened by the President, and the President shall take the chair.
2. Should the President be unable to act, one of the other Directors in the order fixed in advance by the Board of Directors shall act in his place.

2. Should the President be unable to so act, one of the other Directors in the order determined in advance by the Board of Directors shall convene the General Meeting of Shareholders and take the chair.

Present Article	Proposed Amendment

Article 14. Chairman of Meetings

1. The President shall act as a chairman of a general meeting of shareholders.

2. Should the President be unable to act, one of the other Directors, in the order fixed in advance by the Board of Directors, shall act in his place.

<Deleted>

<Newly added>

Article 17. Internet Disclosure and Deemed Provision of Reference Documents for General Meeting of Shareholders, etc.

The Company may, by disclosing the information relating to the matters that shall be described or indicated in reference documents for the General Meeting of Shareholders, business report, financial statements and consolidated financial statements through Internet in accordance with the Ministerial Ordinance of the Ministry of Justice, in connection with the convocation of the General Meeting of Shareholders, deem that it has provided the same to the shareholders.

Article 15. Method of Resolutions

1. Unless otherwise provided for by the laws and ordinances or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the voting rights of the shareholders present at the meeting.

Article 18. Method of Resolutions

1. Unless otherwise provided for by the laws and regulations or these Articles of Incorporation, resolutions of a General Meeting of Shareholders shall be adopted by a majority of the voting rights of the shareholders who are entitled to exercise the voting rights, present at the meeting.

2. Resolutions of a general meeting of shareholders pursuant to Article 343 of the Commercial Code shall be adopted by two-thirds or more of the voting rights of the shareholders present at the meeting, at which the shareholders holding one-third or more of the voting rights of all shareholders must present.

2. Resolutions pursuant to Article 309, Paragraph 2 of the Corporation Act shall be adopted by two-thirds or more of the voting rights of the shareholders, who are entitled to exercise the voting rights, present at the meeting, at which the shareholders holding one-third or more of the voting rights of all shareholders who are entitled to exercise the voting rights must present.

Present Article	Proposed Amendment

Article 16. Exercise of Voting Rights by Proxy

A shareholder of the Company or his legal representative may exercise his voting rights at a general meeting of shareholders by proxy who shall be another shareholder of the Company possessing voting rights; provided that such shareholder or proxy shall submit to the Company a document evidencing his proxy right prior to the opening of each general meeting of shareholders.

Article 19. Exercise of Voting Rights by Proxy

1. A shareholder of the Company may exercise his voting rights at a General Meeting of Shareholders by proxy who shall be another shareholder of the Company possessing voting rights.

<Newly added>	2. In case of the preceding paragraph, a shareholder or proxy shall submit to the Company a document evidencing his proxy right at each General Meeting of Shareholders.

Article 17. Minutes

The substance of the proceedings at a general meeting of shareholders and the results thereof shall be recorded in the minutes, and the original of such minutes, after the chairman and the Directors present at the meeting have affixed their names and seals thereto, shall be kept for ten years at the principal office of the Company, and copies thereof shall be kept for five years at the branch offices of the Company.

<Deleted>

Article 18. Number of Directors The Company shall have not more than twenty Directors.	Article 20. (Not amended)

Article 19. Election of Directors

1. Directors shall be elected at a general meeting of shareholders.

2. The election as provided in the previous paragraph shall be made by a majority of voting rights of shareholders present who shall represent one-third or more of the total number of the voting rights relating to the issued shares.

Article 21. Method of Election of Directors

1. Directors shall be elected at a General Meeting of Shareholders.

2. The election of Directors shall be made by a majority of voting rights of shareholders, who are entitled to exercise the voting rights present at the meeting, at which the shareholders holding one-third or more of the voting rights of all shareholders who are entitled to exercise the voting rights must present.

3. For the election of Directors, no cumulative voting shall be used.	(Not amended)

Present Article	Proposed Amendment

Article 20. Term of Office of Directors

1. The term of office of the Directors shall end with the conclusion of the ordinary general meeting of shareholders for the last fiscal year within two years after assumption of their offices.

Article 22. Term of Office of Directors

1. The term of office of a Director shall end at the adjournment of the Ordinary General Meeting of Shareholders for the last business year ending within two years after assumption of office.

2. The term of office of the Director elected to increase the number of the Directors or to fill a vacancy shall terminate when the term of office of the other Directors shall terminate.	2. The term of office of the Director elected to increase the number of the Directors or to fill a vacancy shall terminate when the term of office of the other Directors in office shall expires.

Article 21. Executive Directors and Chairman Emeritus, Advisors and Counsellors <Newly added>	Article 23. Representative Director, Executive Directors, Chairman Emeritus, Advisors and Counsellors 1. The Board of Directors shall appoint, by resolution, Representative Directors.

1. The Board of Directors may appoint, by resolution, a Chairman of the Board of Directors, a President and Director, several Vice-Chairmen and Directors, Executive Vice-Presidents and Directors, Senior Managing Directors, Managing Directors and Advisors and Directors.

2. The Board of Directors may appoint, by resolution, a Chairman of the Board of Directors and a President and Director, one or more Vice-Chairmen and Directors, Executive Vice-Presidents and Directors, Senior Managing Directors, Managing Directors and Advisors and Directors.

2. The Board of Directors may appoint, by resolution, a Chairman Emeritus.	3. The Board of Directors may appoint, by resolution, a Chairman Emeritus.
3. The Board of Directors may appoint, by resolution, Advisors and Counsellors.	4. The Board of Directors may appoint, by resolution, Advisors and Counsellors.

Article 22. Representative Directors

1. The President shall be a Representative Director.

2. In addition to the Representative Director set forth in the preceding paragraph, the Board of Directors may, by resolution, appoint Representative Directors from among the Directors.

<Deleted>

Present Article	Proposed Amendment
Article 23. Remuneration and Retirement Allowances of Directors	Article 24. Remuneration, etc. of Directors
Remuneration and retirement allowances of Directors shall be determined at a general meeting of shareholders.

Remunerations, bonuses and any other financial benefits received by Directors from the Company as compensation for undertaking their functions (hereinafter referred to as the “Remuneration, etc.”) shall be determined by resolution at a General Meeting of Shareholders.

<Newly added>

Article 25. Person to Convene the Board of Directors and the Chairman

1. Unless otherwise provided for by the laws and regulations, the Chairman of Board of Directors shall convene the meeting of the Board of Directors and take the chair.

2. Should there be a vacancy for the Chairman of Board of Directors or should the Chairman of the Board of Directors be unable to so act, the President shall, and should the President be unable to so act, one of the other Directors in the order determined in advance by the Board of Directors shall convene the Board of Directors and take the chair.

Article 24. Convocation of Meetings of Board of Directors	Article 26. Convocation Notice of Meetings of Board of Directors

Notice of meetings of the Board of Directors shall be dispatched to each Director and Corporate Auditor at least three days prior to the date set for such meeting; provided, however, that in the event of emergency such period may be shortened.

1. Convocation notice of meetings of the Board of Directors shall be dispatched to each Director and Corporate Auditor at least three days prior to the date set for such meetings; provided, however, that such period may be shortened in case of emergency.

<Newly added>	2. Board of Directors may be held without taking convocation procedures if unanimous consent is obtained from all Directors and the Corporate Auditors.

Present Article	Proposed Amendment
<Newly added>

Article 27. Omission of Resolution in Board of Directors

The Company may deem that the resolution at the meeting of Board of Directors to approve the matter that requires the resolution at the meeting of Board of Directors has been adopted, when all Directors who are able to participate in a resolution of such matter have given their consents thereto in writing or through electronic record, except for the case where any of the Corporate Auditors raise objection against it.

Article 25. Board of Directors Regulations

Unless otherwise provided for by the laws and ordinances or these Articles of Incorporation, matters concerning the Board of Directors shall be provided for in the Board of Directors Regulations established by the Board of Directors.

Article 28. Board of Directors Regulations

Unless otherwise provided for by the laws and regulations or these Articles of Incorporation, matters concerning the Board of Directors shall be provided for in the Board of Directors Regulations established by the Board of Directors.

Article 26. Number of Corporate Auditors The Company shall have not more than five Corporate Auditors.	Article 29. (Not amended)

Article 27. Election of Corporate Auditors 1. Corporate Auditors shall be elected at a general meeting of shareholders.	Article 30. Method of Election of Corporate Auditors 1. Corporate Auditors shall be elected at a General Meeting of Shareholders.

2. The election as provided in the previous paragraph shall be made by a majority of voting rights of shareholders present who shall represent one-third or more of the total number of the voting rights relating to the issued shares.

2. The election of Corporate Auditors shall be made by a majority of voting rights of shareholders, who are entitled to exercise the voting rights present at the meeting, at which the shareholders holding one-third or more of the voting rights of all shareholders who are entitled to exercise the voting rights must present.

Present Article	Proposed Amendment

Article 28. Term of Office of Corporate Auditors

1. The term of office of the Corporate Auditors shall end with the conclusion of the ordinary general meeting of shareholders for the last fiscal year within four years after assumption of their offices.

Article 31. Term of Office of Corporate Auditors

1. The term of office of a Corporate Auditor shall end at the adjournment of the Ordinary General Meeting of Shareholders for the last business year ending within four years after assumption of office.

2. The term of office of the Corporate Auditor elected to fill a vacancy shall terminate when the term of office of his predecessor would otherwise terminate.	2. The term of office of the Corporate Auditor elected to fill a vacancy shall terminate when the term of office of the other Corporate Auditors in office shall expire.

Article 29. Full-time Corporate Auditor(s) The Corporate Auditors shall elect from among themselves (a) full-time Corporate Auditor(s).	Article 32. Full-time Corporate Auditor(s) The Board of Corporate Auditors shall elect, by resolution, full-time Corporate Auditor(s).

Article 30. Remuneration and Retirement Allowances of Corporate Auditors	Article 33. Remuneration etc. of Corporate Auditors
Remuneration and retirement allowances of Corporate Auditors shall be determined at a general meeting of shareholders.	Remuneration etc. of Corporate Auditors shall be determined by resolution at a General Meeting of Shareholders.

Article 31. Convocation of Meetings of Board of Corporate Auditors	Article 34. Convocation Notice of Meetings of Board of Corporate Auditors

Notice of meetings of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three days prior to the date set for such meeting; provided, however, that in the event of emergency such period may be shortened.

1. Convocation notice of meetings of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three days prior to the date set for such meetings; provided, however, that such period may be shortened in case of emergency.

<Newly added>	2. Board of Corporate Auditors may be held without taking the convocation procedures if unanimous consent is obtained from all Corporate Auditors.

Article 32. Regulations of Board of Corporate Auditors	Article 35. Regulations of Board of Corporate Auditors

Unless otherwise provided for by the laws and ordinances or these Articles of Incorporation, matters concerning the Board of Corporate Auditors shall be provided for in the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors.

Unless otherwise provided for by the laws and regulations or these Articles of Incorporation, matters concerning the Board of Corporate Auditors shall be provided for in the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors.

Present Article	Proposed Amendment
<Newly added>

Article 36. Exemption from Liability of Outside Corporate Auditor

The Company may, under the provisions of Article 427, Paragraph 1 of the Corporation Act, enter into a contract with the Outside Corporate Auditor, to limit the liability for damages caused by his dereliction of duty, provided, that the maximum amount of liability pursuant to such contract shall not exceed the minimum amount of liability provided for in the Article 425, Paragraph 1 of the Corporation Act.

Article 33. Fiscal Year

The fiscal year of the Company shall be a period commencing on April 1 in each year and ending on March 31 of the following year and the accounts of each fiscal year shall be settled on the last day of each fiscal year.

Article 37. Business Year The business year of the Company shall be a one-year period commencing on April 1 in each year and ending on March 31 of the following year.

Article 34. Dividends	Article 38. Record Date of Dividends of Distributable Amount
Dividends of the Company shall be paid to the shareholders or pledgees who are registered or recorded on the Shareholders Register as of the end of March 31 in each year.	1. Record date of the year-end dividends of the Company shall be March 31 in each year.
<Newly added>	2. In addition to the preceding paragraph, the Company may distribute the dividends of distributable amount by setting record dates.

Article 35. Interim Dividends

The Company may distribute cash, as interim dividends, by the resolution of the Board of Directors to the shareholders or pledgees who are registered or recorded on the Shareholders Register as of the end of September 30 in each year, pursuant to Article 293-5 of the Commercial Code.

Article 39. Interim Dividends The Company may distribute interim dividends, by a resolution of the Board of Directors by setting a record date as of September 30 in each year.

Article 36. Period of Limitation for Dividends	Article 40. Period of Limitation for Dividends
If cash dividends and interim dividends are not collected within three years from the date when the payment thereof becomes due, the Company shall be exempt from its obligation to make such payment.

If assets distributed as dividends are not collected within three years from the date when the distribution thereof becomes due, the Company shall be exempt from its obligation to distribute such dividends.

Present Article	Proposed Amendment
CHAPTER VII MISCELLANEOUS	<Deleted>

Article 37. Transfer Agent for Bonds in Foreign Currencies The Company may have a Transfer Agent outside Japan for the bonds in foreign currencies.	<Deleted>

3. Schedule

      Date of the General Meeting of Shareholders to amend the Articles of Incorporation:

June 23, 2006 (Friday)

      Effective date of the amendment to the Articles of Incorporation:

June 23, 2006 (Friday)